UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 5, 2021

(Date of earliest event reported)

Winc, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-2988960
(State or other incorporation)	(I.R.S. Employer Identification No.)

12405 Venice Blvd. #1,

Los Angeles, CA 90066

(Full mailing address of principal executive offices)

(855) 282-5829

(Issuer’s telephone number, including area code)

Series D Preferred Stock

Series E Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

Election of Independent Director

On May 5, 2021, the stockholders of Winc, Inc. (the “Company”) by written consent elected Mary Pat Thompson to act as an independent director of the Company.

Entry into Asset Purchase Agreement

On May 12, 2021, BWSC, LLC (the “Buyer”), a wholly-owned subsidiary of Winc, Inc. (the “Company”), Natural Merchants, Inc., an Oregon corporation (the “Seller”), and Edward Field, the sole shareholder of the Seller (the “Owner”), entered into an Asset Purchase Agreement (the “Purchase Agreement”) pursuant to which the Buyer purchased substantially all of the assets of the Seller, including without limitation, the Seller’s supplier relationships, intellectual property, permits, goodwill and inventory. The seller is a leading purveyor of natural, organic, biodynamic and vegan wines from around the world.

Initial consideration for the transaction paid by the Buyer consisted of $4,457,000 in cash, 571,428 shares of the Company’s Series F Preferred Stock, par value $0.0001 per share, and assumption of certain of the Seller’s liabilities. The Purchase Agreement also provides that the Seller may receive additional consideration from the Buyer, if earned, in the form of performance earn-out amounts in the aggregate of up to $4,000,000 in cash over two years subject to certain conditions and the successful achievement of certain revenue targets by products developed from the Seller’s supplier relationships between (a) the period commencing on May 1, 2021 and ending on April 30, 2022 and (b) the period commencing on May 1, 2022 and ending on April 30, 2023.

In connection with the closing of the transaction, the Buyer and the Owner entered into a Personal Goodwill Purchase Agreement on May 12, 2021 pursuant to which the Buyer paid the Owner consideration of $3,867,000 for Owner’s personal goodwill relating to Seller’s reputation in the industry, expertise and skills, Owner’s knowledge of the industry, and relationships with organic suppliers.

The foregoing descriptions of the Purchase Agreement and the Personal Goodwill Purchase Agreement and the transactions contemplated by those agreements are qualified in their entirety by the full text of the Purchase Agreement and the Personal Goodwill Purchase Agreement, copies of which are filed as Exhibits 6.9 and 6.10, respectively, to this Current Report on Form 1-U.

Executive Loans

On May 21, 2021, the Company’s board of directors approved the Company entering into full recourse promissory notes with Geoff McFarlane, its CEO, Brian Smith, its President, Carol Brault, its CFO, Erin Green, its COO, and Matthew Thelen, its General Counsel, related to stock option exercises for 3,343,542 shares, 3,389,375 shares, 1,018,274 shares, 1,000,000 shares, and 921,233 shares, respectively, of the Company’s Common Stock, par value $0.0001 per share. The aggregate principal balance of the promissory notes will be $2,392,651. The promissory notes are prepayable at any time at the option of the employee. Interest accrues at 4.07% per annum, compounding annually, and is payable at the earlier of: (i) the date of any sale, transfer or other disposition of all or any portion of the shares, (ii) five years from the date of the promissory note, or (iii) the latest date repayment must be made in order to prevent a violation of Section 13(k) of the Securities Exchange Act of 1934.

Forms of the Stock Pledge Agreement and Secured Full Recourse Promissory Note to be entered into by the Company’s officers are attached as Exhibits 6.11 and 6.12, respectively, to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Winc, Inc.

By:	/s/ Geoffrey McFarlane
Name:	Geoffrey McFarlane
Title:	Chief Executive Officer

Date:	May 28, 2021

Exhibit Index

Exhibit No.	Description

6.9	Asset Purchase Agreement dated as of May 12, 2021, by and among BWSC, LLC, Natural Merchants, Inc. and Edward Field.
6.10	Personal Goodwill Purchase Agreement dated as of May 12, 2021 by and between Edward Field and BWSC, LLC
6.11	Form of Stock Pledge Agreement
6.12	Form of Secured Full Recourse Promissory Note

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